EXHIBIT 99.1

Golar announces execution of Terms Agreement to separate its 8 TFDE LNG carriers into Cool Company Ltd. Cornerstone equity commitment received from Eastern Pacific Shipping.

Golar is pleased to announce the formation of Cool Company Ltd. (“CoolCo” or “Company”), and the entry into a pre-commitment agreement (the “Terms Agreement” or the “Agreement”). CoolCo targets to become a growth vehicle and consolidator of modern LNG carriers and provide investors with direct market exposure to an expected continued strength in the LNG freight market.

The consummation of the transactions contemplated by the Terms Agreement would result in CoolCo acquiring Golar’s 8 TFDE LNG carriers with plans to raise equity and separately list on Euronext Growth in Oslo during Q1 2022. CoolCo is also expected to acquire the commercial and technical organization associated with the operation of Golar’s owned and operated shipping and FSRU assets to become a fully integrated operating platform with capacity for fleet growth. The anticipated IPO proceeds will, together with a contemplated debt refinancing, be used to acquire the 8 TFDE vessels from Golar, secure attractive financing and provide CoolCo with working capital to position the company for further growth. Outstanding Contractual Debt associated with the 8 vessels was $858 million as of September 30, 2021.

In addition to a cash release, Golar intends to retain approximately 1/3rd of CoolCo as contemplated by the Terms Agreement. Eastern Pacific Shipping (“EPS”), one of the world’s largest privately-owned shipping companies, has as part of the Agreement pre-subscribed for $150 million in CoolCo equity based on an average TFDE ship valuation of $145 million, making EPS the largest shareholder of CoolCo. Subject to market conditions, the Terms Agreement contemplates an equity private placement to outside investors during Q1 2022. Alongside Golar, EPS will take an active role in the further development of CoolCo and will chair the Board of Directors.

Five listed LNG carrier companies have been taken private during 2021. Remaining listed peers have limited market exposure for modern tonnage. CoolCo aims to provide investors with attractive market exposure, dividend distributions, attractive organic growth and pursue industry consolidation.

Karl Fredrik Staubo, CEO of Golar commented:

“We are encouraged by the strong underlying market fundamentals for LNG carriers. The Cool Company transaction will allow Golar to separate its shipping business and simplify its corporate structure, while maintaining significant and attractive exposure to the LNG carrier business.

We are excited to develop Cool Company with Eastern Pacific Shipping. EPS is one of the world’s leading shipping companies and a first mover and global trendsetter in ordering LNG-fueled tonnage in traditional shipping sectors like container, dry bulk, car carriers and tankers.

The Terms Agreement is consistent with the planned business separation of Golar’s shipping activities and previously announced strategy to focus activities and growth on our market leading FLNG business. Recent increases in global LNG prices have further increased the attractiveness of potential new liquefaction projects. Before considering growth projects, Adjusted EBITDA generated by the FLNG segment is expected to quadruple from current levels over the next 2-3 years, supported by additional production and commodity exposure on Hilli and contracted earnings from Gimi.”

Cyril Ducau, CEO of Eastern Pacific Shipping commented:

“EPS is pleased to be adding LNG shipping to our diverse shipping portfolio. LNG will play an essential role as a commodity and marine fuel as the world transitions to cleaner energy solutions.

Golar’s solid track record, mature platform, and like-minded vision made this investment an easy decision. As a provider of dual-fuel LNG tonnage across all our segments, EPS looks forward to taking a leading role in making CoolCo a world-class leader in LNG shipping, combining our complementary skills and expertise with Golar’s.”

Clarksons Platou Securities has acted as advisor to EPS and Golar.

About Eastern Pacific Shipping

With a history spanning 60 years, Eastern Pacific Shipping Pte. Ltd. is a leading shipping company that is committed to the green and technology-driven growth of the industry. Headquartered in Singapore for the past 30 years, EPS is driven by its mission to be the safe and efficient transportation provider of choice to the shipping industry. EPS comprises a workforce of over 5,000 across sea and shore, and a versatile fleet of 188 vessels amounting to 19 million deadweight-tonnes across containership, dry bulk, and tanker vessels.

About Golar

With a history spanning 75 years, Golar LNG is one of the world's most innovative and experienced independent owners and operators of marine LNG infrastructure. The company developed the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Front End Engineering and Design (FEED) studies have also been completed for a larger newbuild FLNG solution.

About the Terms Agreement

The Terms Agreement was executed on December 15, 2021 between Golar and EPS. The transactions contemplated by the Terms Agreement are subject to the satisfactory negotiation and execution of equity purchase agreements with EPS and Golar, lessor consents, debt financing and the completion of a private placement or placements to third party investors.  Each of those agreements, if executed, will contain additional closing conditions.  While Golar and EPS intend to work together in good faith to complete the transactions contemplated by the Terms Agreement, there can be no assurance that the terms of such agreements will not deviate materially from the terms contemplated by the Terms Agreement, the timing of the completion of those agreements or that they will ultimately be executed and/or consummated.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations, including the consummation of transactions contemplated by the Terms Agreement as well as anticipated Adjusted EBITDA attributable to Golar’s FLNG operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future pursuant to the Terms Agreement or are anticipated for LNG carriers or GLNG’s FLNG operations are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance of the transactions contemplated by the Terms Agreement or LNG or FLNG business activities and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted with respect to the Terms Agreement or our LNG and FLNG businesses in these forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

December 15, 2021

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act